

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 8, 2017

<u>Via E-mail</u>
Jeremy Poirier
Chief Executive Officer
Bearing Lithium Corp.
1400-1111 W Georgia St.
Vancouver, BC
Canada V6E 4G2

> **Re: Bearing Lithium Corp.**
> **Amendment No. 5 to Registration Statement on Form F-4**
> **Filed September 6, 2017**
> **File No. 333-217231**

Dear Mr. Poirier:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 24, 2017 letter.

<u>General</u>

1. On page 3, you state the former stockholders of Li3 will receive Bearing common shares which will represent approximately 35.14 % of the Bearing common shares on a fully diluted basis after the merger. However, on page 11, you state Li3's stockholders will beneficially own approximately 35.14 % of the issued and outstanding Bearing common shares on a non-diluted basis, or 26.7% on a fully diluted basis, assuming the exercise of all Bearing options and warrants outstanding as at August 31, 2017. Please reconcile these statements and revise your disclosures throughout the document, as necessary.

Pro Forma Consolidated Financial Statements

Basis of Presentation, page F-5

2. You disclose on page F-5 that during August 2017, all of Li3's outstanding options and warrants expired; therefore no corresponding Bearing options or warrants will be issued upon closing of the Merger. You have also disclosed following the merger, Li3's stockholders will beneficially own approximately 26.7% on a fully diluted basis, assuming the exercise of all Bearing options and warrants outstanding as at August 31, 2017. Please reconcile these statements and clarify if the ownership percentage of Li3 stockholders following the merger on fully diluted basis includes the options and warrants that expired in August 2017. In your response, please provide your calculations of the ownership percentages following the merger for Bearing and Li3 stockholders' on a non-diluted and diluted basis. Please revise your disclosures throughout the document, as necessary.

You may contact Myra Moosariparambil at (202) 551-3796 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 with any engineering related questions. Please contact Ronald E. Alper at (202) 551-3329 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: William Macdonald, Esq.
    Macdonald Tuskey